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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

LIVE NATION ENTERTAINMENT, INC.
(Name of Subject Company (Issuer))

LIBERTY MEDIA CORPORATION
(Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

538034109
(CUSIP Number of Class of Securities)

Charles Y. Tanabe Liberty Media Corporation Executive Vice President and General Counsel 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5400	Copies to: Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing party:	Not applicable
Date filed:	Not applicable
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12.    Exhibits.

Exhibit Number	Description
99.1	Press Release dated January 26, 2010.

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  Item 12. Exhibits.